Exhibit I
Management’s Discussion and Analysis
Management’s discussion and analysis (“MD&A”) of the consolidated operating results and financial condition of Metallica Resources Inc. (“the Company”) for the three months and six months ended June 30, 2005 and 2004 has been prepared based on information available to the Company as of August 5, 2005. MD&A should be read in conjunction with the consolidated interim financial statements and the related notes for the three-month and six-month periods ended June 30, 2005 and 2004, and in conjunction with MD&A for the year ended December 31, 2004. The consolidated financial statements and the related notes have been prepared in accordance with Canadian generally accepted accounting policies (“GAAP”). All dollar amounts referred to in this discussion and analysis are expressed in United States dollars.
Financial Results of Operations
Second Quarter 2005 Compared to Second Quarter 2004
The Company reported a loss of $0.99 million ($0.01 per share) for the three months ended June 30, 2005 as compared to a loss of $1.17 million ($0.01 per share) for the three months ended June 30, 2004. The decrease in loss of $0.18 million in the current period was primarily due to a $0.57 million decrease in foreign exchange losses on cash balances held in Canadian dollars. The decrease in foreign exchange losses is attributable to a lesser weakening of the Canadian dollar relative to the U.S. dollar during the second quarter of 2005 as compared to the second quarter of 2004. The decrease in foreign exchange losses in the current period was partially offset by an increase in general and administrative expenses of $0.28 million in the current period, primarily resulting from bonus payments to employees totaling $0.17 million, an increase in business development costs of $0.09 million and an increase in insurance costs of $0.03 million.
Year to Date 2005 Compared to Year to Date 2004
The Company reported a loss of $1.72 million ($0.02 per share) for the six months ended June 30, 2005 as compared to a loss of $1.86 million ($0.02 per share) for the six months ended June 30, 2004. The decrease in loss of $0.14 million in the current period is primarily due to a $0.80 million decrease in foreign exchange losses on cash balances held in Canadian dollars. The decrease in foreign exchange losses is attributable to a lesser weakening of the Canadian dollar relative to the U.S. dollar during the six months ended June 30, 2005 as compared to the six months ended June 30, 2004. The decrease in foreign exchange losses in the current period was partially offset by an increase in general and administrative expenses of $0.35 million in the current period, primarily resulting from bonus payments to employees in the second quarter of 2005 totaling $0.17 million, an increase in business development costs of $0.09 million and an increase in insurance costs of $0.07 million. Stock compensation expense increased by $0.15 million in the current six-month period and is primarily attributable to stock option grants of 450,000 and 100,000 on March 9, 2005 and June 9, 2005, respectively. Income from option payments for the six-month period ended June 30, 2004 totaled $0.2 million and relates to the sale of the Company’s Mara Rosa gold project.

Summary of Quarterly Results
The following summary of quarterly results is unaudited and has been prepared in accordance with Canadian GAAP.

	2005		2004
	Second	First	Fourth	Third
	Quarter	Quarter	Quarter	Quarter

Total revenues	$—	$—	$—	$—
Net income (loss)	(993,277)	(726,896)	1,582,433	1,649,917
Basic net income (loss) per share	(0.01)	(0.01)	0.02	0.02
Diluted net income (loss) per share	(0.01)	(0.01)	0.01	0.02

	2004		2003
	Second	First	Fourth	Third
	Quarter	Quarter	Quarter	Quarter

Total revenues	$—	$—	$—	$—
Net income (loss)	(1,174,302)	(689,586)	363,253	(1,326,066)
Basic net income (loss) per share	(0.01)	(0.01)	0.01	(0.03)
Diluted net income (loss) per share	(0.01)	(0.01)	0.01	(0.03)

The high quarterly net income (loss) volatility for 2005 and 2004 primarily results from holding large cash balances in Canadian dollars and high fluctuations in Cdn$/US$ exchange rates. Net foreign exchange gains (losses) totaled ($0.36) million and ($0.32) million for the 1st and 2nd quarters of 2005, respectively, and ($0.59) million, ($0.90) million, $1.85 million and $1.80 million for the 1st, 2nd, 3rd and 4th quarters of 2004, respectively.
The net loss for the 3rd quarter of 2003 is attributable to a $0.68 million write-off of the Los Colorados MIMK property and a $0.25 million direct mail marketing program. Net income in the 4th quarter of 2003 of $0.36 million results from a foreign exchange gain of $0.60 million due to holding net proceeds of Cdn$8o.75 million from the Company’s December 11, 2003 public equity offering in Canadian dollars and the subsequent strengthening of the Canadian dollar relative to the U.S. dollar at December 31, 2003.
Liquidity and Capital Resources
The Company’s cash and cash equivalents decreased by $2.49 million for the three months ended June 30, 2005 as compared to a decrease in cash and cash equivalents of $5.21 million for the three months ended June 30, 2004. The $2.72 million decrease in 2005 cash outflows is primarily due to a decrease in expenditures on mineral properties and deferred costs in the current period of $2.65 million, which principally results from a suspension of construction activities at the Cerro San Pedro project in June 2004. Construction of the Cerro San Pedro mine was suspended in June 2004 pending resolution of various permitting and other issues involving the project. As of August 5, 2005, construction of the mine has not recommenced.

The Company’s cash and cash equivalents decreased by $4.20 million for the six months ended June 30, 2005 as compared to a decrease in cash and cash equivalents of $23.62 million for the six months ended June 30, 2004. The $19.42 million decrease in 2005 cash outflows primarily results from payments in 2004 to Glamis to acquire its 50% equity interest in the Cerro San Pedro project and a related royalty totaling $13.25 million, and a decrease in expenditures on mineral properties and deferred costs in the current period of $4.95 million due to the suspension of construction activities at the Cerro San Pedro project in June 2004.
The Company had working capital of $36.30 million at June 30, 2005 as compared to working capital of $41.75 million at December 31, 2004. The $5.45 million decrease in working capital primarily results from additions to mineral properties and deferred expenditures on the Company’s exploration and development projects, principally the Cerro San Pedro and Rio Figueroa projects, totaling $4.29 million.
Related Party Transactions
On June 11, 2004, the Company entered into a consulting agreement with a director of the Company that provides for consulting fees at the rate of $600 per day, plus out-of-pocket expenses. The Company has incurred costs pursuant to this agreement totaling $21,000 during the six months ended June 30, 2005, resulting in an amount owed to the director of $33,000 as of June 30, 2005.
On December 1, 2004, the Company entered into a six-month consulting agreement with another director of the Company. The agreement provided for a minimum monthly retainer fee of $2,500 for up to three days of consulting services per month, plus out-of-pocket expenses. The Company incurred costs pursuant to this agreement totaling $22,107 during the six months ended June 30, 2005, all of which had been paid as of June 30, 2005.
Outstanding Share Data
As of August 5, 2005, the Company had issued one class of common shares and has a total of 82,941,954 shares outstanding. The Company has 19,350,000 common share purchase warrants outstanding, each of which is exercisable for one common share at an exercise price of Cdn$3.10 through December 11, 2008. Stock options outstanding as of August 5, 2005 total 3,092,500 and are exercisable for common shares at prices ranging from Cdn$0.83 per share to Cdn$2.87 per share.
Corporate Outlook, Contingencies and Other
The company commenced construction of its Cerro San Pedro gold and silver mine in Mexico in February 2004. In June 2004, construction was suspended pending resolution of various permitting and other issues involving the project. One issue that forced the Company to suspend construction was the delays in obtaining the project explosives permit. In October 2004, the Company received the annual project explosives permit; however, the explosives permit, as with all mine explosives permits in Mexico, expired on December 31, 2004. The Company has applied for and is awaiting receipt of the explosives permit for 2005. The Company is working with the highest levels of the Mexican government, and with the embassies of Canada and the United States to obtain the project explosives permit and recommence the construction of the project. However, there are no assurances that the Company’s efforts to resolve these and other issues involving the project will be successful, or that construction of the mine will recommence.

In August 2004, the Company received notification that a Mexican Federal Court rendered a judgment against Federal environmental authorities nullifying the Company’s Manifestacion de Impacto Ambiental (“MIA”) for the Cerro San Pedro project. The MIA is the Mexican equivalent of an Environmental Impact Statement in the United States. The legal action brought by the contesting group claimed that the federal agency that granted the MIA violated various environmental and other laws. The federal agency that issued the environmental permit to the Company has appealed the decision. Although the permit is presently valid pending resolution of the appeal, there are no assurances that the federal agency’s or the Company’s efforts to overturn the ruling will be successful. In the event that these efforts are unsuccessful, the Company can appeal the decision, attempt to re-permit the project, or pursue other options that may be available. In May 2005, the Company entered into an agreement with a law firm to lobby on its behalf to overturn the MIA nullification judgment. The agreement provides that in the event that the MIA nullification judgment is overturned on or before September 2, 2005, the Company will pay the law firm a total of US$1.5 million over a period of up to six months beginning upon receipt of the notice of nullification.
In June 2005, the Company received a Temporary Occupancy and Right of Way Authorization from the Federal Mining Bureau for the Cerro San Pedro project. These authorizations provide the Company with federally mandated surface rights access to its mineral rights, and override the various rulings made against the Company in the Agrarian Court.
The Company’s exploration and project development activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and are generally becoming more restrictive. The Company also has certain operating and other permits that require periodic renewal with governmental and regulatory authorities. In addition, the Company is required to comply with existing permit conditions and to obtain additional permits prior to commencing mine operations at the Project. Although the Company believes that it is currently in full compliance with its permits, and although its permits have been renewed by governmental and regulatory authorities in the past, there are no assurances that the applicable governmental and regulatory authorities will renew the permits as they expire, or that pending or future permit applications will be granted.
Forward-Looking Statements
This document contains statements, which, to the extent that they are not recitations of historical fact, constitute “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934, and are intended to be subject to the safe harbor protection of those provisions. Such statements include, but are not limited to, projections of production, cash costs, start-up of any new project, results of exploration efforts and any other information about the future business and prospects of the Company. In certain cases, forward-looking statements can be identified by the use of words such as “could”, “expect”, “believe”, “will”, “estimate”, “anticipate”, “project” and similar expressions and statements relating to matters that are not historical facts. All forward-looking statements in this document involve risks, uncertainties and other factors, including those described under the heading “Risk Factors” in the Company’s latest Annual Report on Form

20-F. These factors may cause the actual results or performance of the Company to be materially different from any future results or performance expressed or implied by such forward-looking statements. These factors include, among others, risks related to the Company’s properties being at the exploration or development stage; uncertainty of obtaining additional funding; effects on the Company’s operations of current and prospective regulations governing, among others, prospecting, development, environmental protection and labor matters; risks of liability for environmental damage; and risks associated with international business operations. As well, the Company is directly and indirectly involved in various lawsuits that relate to its Cerro San Pedro project in Mexico. In the event of an adverse outcome from certain of these lawsuits, the Company’s ability to complete construction and operate this mine could be impaired. The Company also has certain operating and other permits at its Cerro San Pedro project that require periodic or annual renewal with governmental and regulatory authorities. In addition, the Company is required to comply with existing permit conditions and to obtain additional permits during mine construction and operations at Cerro San Pedro. These permits include, but are not limited to, annual renewal of the local municipal construction and operating licenses, annual renewal of the explosives permit, annual renewal of titles to water rights and receipt of an environmental license that is issued at commencement of operations. Although the Company and its advisors believe that the Company is currently in compliance with all material conditions of the permits that have been issued to the Company to date, there are no assurances that the applicable governmental and regulatory authorities will renew the permits as they expire, or that pending or future permit applications will be granted. In the event that the required permits are not granted or renewed in a timely manner, or in the event that governmental and regulatory authorities determine that the Company is not in compliance with its existing permits, the Company may be forced to suspend or cease project construction or operations in the future. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, results or events not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.